UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

THE PARKING REIT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Michael V. Shustek

9130 W. Post Road, Suite 200

Las Vegas, NV 89148

(702) 534-5577

Vestin Realty Mortgage II, Inc. and Vestin Realty Mortgage I, Inc.

8945 Post Rd Suite 110

Las Vegas, NV 89148

702-227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 854,067(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 854,067(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 854,067(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes 9,107 shares of common stock, par value $0.0001 per share (the “Common Stock”), of The Parking REIT, Inc., a Maryland corporation (the “Issuer”), owned by Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II”) through its ownership in MVP Capital Partners II (the “Sponsor”). VRM II is the managing member of the Sponsor.

(2) Based on 7,332,812 shares of Common Stock issued and outstanding as of December 31, 2019.

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 456,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 456,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 7,332,812 shares of Common Stock issued and outstanding as of December 31, 2019.

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Michael V. Shustek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,324,324(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,324,324(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,324,324(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.06%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 2,418 shares held by Peggy M. Shustek Trust, FBO Andrew M. Shustek. Peggy M. Shustek is Mr. Shustek’s spouse and Andrew M. Shustek is his son. Includes 11,005 shares held by Michael V. Shustek LLC, a company wholly owned by Mr. Shustek.

(2) Includes 456,834 shares directly owned by Vestin Realty Mortgage I, Inc., a Maryland corporation (“VRM I”), 844,960 shares directly owned by VRM II, and 9,107 shares indirectly beneficially owned by VRM II through its ownership of, and as the managing member of, the Sponsor. Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 20.05% and 33.74% of VRM I and VRM II, respectively. Mr. Shustek disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3) Based on 7,332,812 shares of Common Stock issued and outstanding as of December 31, 2019.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Common Stock of the Issuer. This Amendment amends the Schedule 13D filed with the SEC on January 11, 2018, as amended by the Amendment No. 1 filed on May 7, 2019 (collectively, the “Schedule”), to report the increase in shares held as a result of the second installment issuance of 400,000 shares by the Issuer under the Contribution Agreement. Except as otherwise specified in this Amendment, all previous Items from the Schedule are unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Amendment is filed by Michael V. Shustek, VRM II and VRM I (collectively, the “Reporting Persons”). Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of VRM II and VRM I (the “Directors and Officers”). Other than the Directors and Officers, there are no persons or corporations controlling or ultimately in control of VRM II or VRM I. Mr. Shustek also owns approximately 20.5% and 33.74% of the outstanding shares of common stock of VRM I and VRM II, respectively, as of the date hereof.

(b) The principal executive offices of the Reporting Persons are located at 9130 W. Post Road, Suite 200, Las Vegas, NV 89148.

(c) The principal business of VRM II and VRM I relates to the investment in loans secured by real estate through deeds of trust or mortgages, the investment in, acquisition, management or sale of real property, and investments in entities involved in the ownership or management of real property. Mr. Shustek is also Chairman of the Board and Chief Executive Officer of the Issuer.

(d)-(e) During the last five years prior to the date of this Amendment , none of the Reporting Persons, nor any of the Directory and Officers, have been convicted in a criminal proceeding or subject to a judgment, decree or final order resulting from a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) VRM II and VRM I are each incorporated under the laws of the State of Maryland. Mr. Shustek is a United States citizen.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

“On December 31, 2019, the Issuer issued 400,000 shares of Common Stock to MVP Realty Advisors, LLC (the “Advisor”) pursuant to the Contribution Agreement, dated as of March 29, 2019 (the “Contribution Agreement”), among the Issuer, the Advisor, VRM I (solely for Section 1.01(c) thereof), VRM II (solely for Section 1.01(c) thereof) and Michael V. Shustek (solely for Section 4.03 thereof). VRM I and VRM II own 40% and 60%, respectively, of the Advisor’s interests. On January 3, 2020, the Advisor distributed 240,000 shares to VRM II, and 160,000 shares to VRM I, respectively, (the “Distribution Shares”) in proportion to its respective ownership in the Advisor.”

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

“On March 29, 2019, the Issuer and the Advisor undertook the internalization of the Issuer’s management function (the “Internalization”), which became effective as of April 1, 2019. The Reporting Persons acquired the Distribution Shares as partial consideration of the transactions relating to the Internalization, and in accordance with the terms of the Contribution Agreement. VRM I and VRM II own 40% and 60%, respectively, of the Advisor’s interests. The Advisor distributed the Distribution Shares to VRM I and VRM II on January 3, 2020 in accordance with their respective interests in the Advisor. Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 20.05% and 33.74% of VRM I and VRM II, respectively. Mr. Shustek is the Chairman of the Board, Chief Executive Officer and Secretary of the Issuer.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Amendment nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 3, 2020, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below:

REPORTING PERSON	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES OF COMMON STOCK		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSI- TIVE POWER
Vestin Realty Mortgage II, Inc.	854,067	(1)	11.65	%(2)	854,067	(1)	0	854,067	(1)	0
Vestin Realty Mortgage I, Inc.	456,834		6.22	%(2)	456,834		0	456,834		0
Michael V. Shustek	1,324,324	(3)(4)	18.06	%(2)	1,324,324	(3)(4)	0	1,324,324	(3)(4)	0

(1) Includes 9,107 shares of Common Stock beneficially owned by VRM II through its ownership of the Sponsor, and as the managing member of the Sponsor.

(2) Based on 7,332,812 shares of Common Stock issued and outstanding as of December 31, 2019.

(3) Includes 2,418 shares held by Peggy M. Shustek Trust, FBO Andrew M. Shustek. Peggy M. Shustek is Mr. Shustek’s spouse and Andrew M. Shustek is his son. Includes 11,005 shares held by Michael V. Shustek LLC, a company wholly owned by Mr. Shustek.

(4) Includes 456,834 shares directly owned by VRM I, 844,960 shares directly owned by VRM II, and 9,107 shares indirectly beneficially owned by VRM II through its ownership of, and as the managing member of, the Sponsor. Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 20.05% and 33.74% of VRM I and VRM II, respectively. Mr. Shustek disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c) Except as set forth in this Amendment with regard to the Contribution Agreement and Distribution Shares, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2020

Vestin Realty Mortgage II, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Vestin Realty Mortgage I, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Michael V. Shustek

/s/ Michael V. Shustek

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Vestin Realty Mortgage II, Inc. and Vestin Realty Mortgage I, Inc. are identical and are set forth below.

Name	Principal Occupation and Business Address	Role at VRM I and VRM II	Citizenship
Michael V. Shustek	Chairman, Chief Executive Officer and Secretary of the Issuer The Parking REIT 9130 W. Post Road, Suite 220 Las Vegas, NV 89148	Chief Executive Officer, President and Director	United States

Daryl C. Idler, Jr.	Attorney 2710 Alpine Blvd. #0 PMB 201 Alpine, CA 91901	Independent Director	United States

Donavan Jacobs	Attorney 2650 Jamacha Rd Ste 147 Rancho San Diego, CA 92019	Independent Director	United States